UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 18, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION FOR AN OFFERING OF SENIOR NOTES

Medellin, Colombia, May 18, 2011

Today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the “Reglamento de la Emisión” (the “Terms of the Senior Notes”) for the issuance of up to USD 1,000,000,000.00 (or the equivalent in COP) in aggregate principal amount of Senior Notes (Bonos Ordinarios or the “Senior Notes”) authorized on April 26, 2011.

Pursuant to the approved Terms of the Senior Notes, the Senior Notes will be issued in one series and may be offered abroad, in one or more issuances, depending on market conditions at the time and any authorizations granted by relevant authorities for this purpose. The Senior Notes will have a term of up to 10 years.

The Senior Notes will have a yield determined by market conditions at the time of the offering. The yields could be calculated at a fixed, variable or floating rate, and principal will be redeemed according to the terms established in the prospectus or memorandum.  The interest rate, premium or discount, and the reference rate, will be determined at the time of the offering and will be disclosed in the prospectus or memorandum.

The proceeds from the offering will be used in furtherance of the Bank's corporate objective, which, according to its Bylaws, includes all operations, businesses, acts and services typically performed by a bank subject to applicable legal provisions. In the implementation of its corporate objective and subject to the restrictions and limitations imposed by law, the Bank may undertake all activities and exercise the rights and fulfill the obligations, legally derived from its status as a banking institution, including to make acquisitions and to invest in the capital of other corporations within the limits or conditions established by law.

The Senior Notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.